07020591

17 January 2007

Disposal of interest in HR Enterprise Limited

BAE Systems plc and HR Holdco Limited (a company within the Xchanging group) today completed the sale of BAE Systems plc's 50% shareholding interest in HR Enterprise Limited to Xchanging for a cash consideration of £10.1 million.

Issued by
BAE Systems plc
London